                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION
               12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             METALINE CONTACT MINES
     -----------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

             Washington                                 91-0779945
----------------------------------------   -------------------------------------
  (State or other jurisdiction or                   (I.R.S. Employer
   incorporation or organization)                  Identification No.)

  6599 Prichard Creek Rd. Murray ID                        83874
----------------------------------------   -------------------------------------
(Address of principal executive offices)                 (Zip Code)



Issuer's telephone number (208) 682-2217
                          --------------

Securities to be registered pursuant to Section 12(b) of the Act.

          Title of each class                     Name of each exchange on
                                                      which registered

-------------------------------------      -------------------------------------

-------------------------------------      -------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act.

                         Common Stock - $0.05 Par Value
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)



                              1 of 111 Total Pages

                           FORWARD LOOKING STATEMENTS


Metaline Contact Mines (hereinafter referred to as the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plan," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its customers. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number or risk factors, including: competitive actions; zinc prices; lack of available financing; and general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the U.S. Securities and Exchange Commission.

                                TABLE OF CONTENTS

PART I

Item 1.        Description of Business                                                          4

Item 2.        Management's Discussion and Analysis or Plan of Operation                        6

Item 3.        Description of Property                                                          7

Item 4.        Security Ownership of Certain Beneficial Owners and Management                   8

Item 5.        Directors and Executive  Officers, and Promoters and Control Persons             9

Item 6.        Executive Compensation                                                          11

Item 7.        Certain Relationships and Related Transactions                                  11

Item 8.        Description of Securities                                                       12


PART II

Item 1.        Market Price of and Dividends on the Registrant's Common Equity
               and Related Stockholder Matters                                                 13

Item 2.        Legal Proceedings                                                               14

Item 3.        Changes in and Disagreements with Accountants                                   14

Item 4.        Recent Sales of Unregistered Securities                                         14

Item 5.        Indemnification of Directors and Officers                                       15


PART F/S

Item 1.        Financial Statements                                                            15


PART III

Item 1.        Index to Exhibits                                                               29

Item 2.        Description of Exhibits                                                         29

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

        (a) Metaline Contact Mines (hereinafter referred to as the "Company") is filing this Form 10-SB on a voluntary basis in order to make it's financial and other information equally available to any interested parties or investors.

                The Company was incorporated on November 15, 1928 pursuant to the laws of the State of Washington, for the purposes of engaging in the acquisition, leasing, exploration, development and mining of mineral resource properties, and to conduct all business appertaining thereto.

                Immediately following its organization the Company began acquiring unpatented zinc-lead mining claims and other mineral rights in the Metaline District, Pend Oreille County, State of Washington. The Company was inactive for many years, except for maintaining its mineral holdings.

                In 1946, Metaline Mining & Leasing Company, which operated adjacent mineral properties, leased part of the Company's unpatented claims for a period of 25 years, and through an intermediary, Day Mines Inc., began acquiring the Company's common stock. By 1949 the Company's common stock was 43% controlled by Day Mines Inc. and 48% controlled by Sullivan Mining Company (a joint venture between Hecla Mining Company and Bunker Hill & Sullivan Mining Company), which had large investments in the Metaline District. In that year the two dominant stockholders removed the Company's Board of Directors and installed their own slate of directors.

                In 1959, Day Mines Inc., Bunker Hill and the Pend Oreille Mining Company jointly undertook the Metaline Contact Expansion ("Metcontex") acquisition project. The Company remained a non-operating corporation until after the expiration of its lease with Metaline Mining & Leasing Company. Bunker Hill then provided management services to the Company's holdings, and on April 14, 1976 entered into an Exploration and Operating Agreement (the "1976 Agreement") to conduct exploration activities on the Company's properties.

                In 1982, control of the Company and it's assets transferred from The Bunker Hill Company to Bunker Limited Partnership. Operating control of the 1976 Agreement was transferred to Pintlar Corp., a subsidiary of Gulf Resources & Chemical, the parent company of The Bunker Hill Company. In 1990, Pintlar Corp. transferred operating control of the 1976 Agreement to Resource Finance Inc., the U.S. subsidiary of RFC Resource Finance Corporation of Toronto, Ontario, Canada. In late 1996 or early 1997, Cominco American Incorporated acquired operating control of the 1976 Agreement with its acquisition of Resource Finance Inc.

                In October of 1996, the Company commenced a structured reorganization in which the then-current Board of Directors deemed it to be in the best interests of the Company and it's shareholders to participate in the formation of a Delaware limited liability company to be named Metaline Contact Mines LLC (hereinafter referred to as "MCMLLC"), and contribute the surface rights to the private real property described in Part I,
                Item 3(a) below and standing timber thereon (the "Contributed Assets") to MCMLLC in exchange for a 99% equity membership interest in MCMLLC. MCMLLC was formed on October 30, 1996, and the Contributed Assets were assigned to MCMLLC on the same date. The Company retained all mineral rights to the Contributed Assets and certain operating functions. In addition, the shareholders of the Company were offered the opportunity to exchange their shares of common stock in the Company for non-managing equity membership interests in MCMLLC. A total of 19 shareholders accepted the exchange offer resulting in MCMLLC owning 11,686,643 shares of common stock in the Company, or 93.02%. Pursuant to the MCMLLC Amended and Restated Operating Agreement, the Company is the Managing Member of MCMLLC.

                On September 1, 1997, the Company negotiated a new Mining Lease With Purchase Option with Cominco American Incorporated (the "New Cominco Lease") on the Company's mineral rights, which New Cominco Lease superseded the 1976 Agreement in its entirety. The term of the New Cominco Lease is for 20 years, with an option for an additional 20 year period, and so long thereafter as there is commercial production from the Company's mineral rights. Under the terms of the New Cominco Lease, the Company receives an advance royalty of $3,000.00 per quarter for the first 5 years, $4,000.00 per quarter for the next 5 years, and $5,500.00 per quarter thereafter. The New Cominco Lease also provides a 3% Net Smelter Returns production royalty upon the commencement of commercial production. During the first 3 years of production the production royalty is fixed at $150,000.00 per year.

        b.      Business of Company.

                1. The Company offers no products or services to the general public. It leases it's mineral rights described in Part I, Item 3(a) below to Cominco American Incorporated, who, in turn, is currently exploring for zinc.

                2.      Not applicable.

                3.      None.

                4. The Company competes with other mining companies in connection with the acquisition of mineral properties, some of which have substantially greater financial resources than the Company. The Company believes no single company has sufficient market power to affect the price or supply of zinc in the world market.

                5.      Not applicable.

                6.      Not applicable.

                7. The Company leases it's mineral rights to Cominco American Incorporated pursuant to the New Cominco Lease described in Part I, Item 1(a) above.

                8. Under the terms of the New Cominco Lease, the Company is not responsible for any governmental approvals with regard to it's mineral rights. However, in the event the Company's Lessee, Cominco American Incorporated, is successful in placing the Company's mineral rights into commercial production, federal, state and local governmental permits may be required, in which case obtaining any such permits is the responsibility of Cominco American Incorporated.

                9. Under the terms of the New Cominco Lease, the Company is not subject to any existing or probable governmental regulations. However, the Company's Lessee, Cominco American Incorporated, is subject to and responsible for all existing and future governmental regulations with regard to reclamation.

                10.     None.

                11. In the event there is commercial production from the Company's minerals rights, the costs and effects of compliance with environmental laws are the responsibility of the Company's Lessee, Cominco American Incorporated.

                12.     None.

        c.      Reports to securities holders.

                1. The Company is presently not required to deliver annual reports to security holders, but will send an annual report, including audited financial statements, in the future.

                2. The Company is presently not a reporting company and does not file reports with the Securities and Exchange Commission.

                3. The public may read and copy all materials the Company files with the U.S. Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

        d.      Not applicable.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

        (a)     Not Applicable.

        (b) Management's Discussion and Analysis of Financial Condition and Results of Operations.

                   (1) The Company's financial condition for the years 1998 and 1999 is such that it can continue at its current level of operations for an additional 3 years without the necessity of additional capital. Thereafter, the Company may require additional capital for future operating costs and working capital. Such additional capital could be obtained from either increased revenues from operations (in the event the Company's mineral rights and properties are placed into commercial production by Cominco American Incorporated), or from the sale of shares of the Company's authorized, but unissued, common stock. Under the terms of the New Cominco Lease, any production decision on the Company's mineral rights and properties is under the sole discretion and control of Cominco American Incorporated. Further, there are no assurances that the Company would be able to sell shares of its authorized, but unissued, common stock on terms acceptable to the Company.

                        The Company had an operating loss of $82,545 in 1999, versus $26,317 in 1998. The increased loss of $56,228 in 1999 was due to the increase in consulting and management fees paid for the entire 1999 fiscal year versus one-half of the 1998 fiscal year.

                        (i) At present there are no trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity.

                        (ii)    Not Material.

                        (iii) At present there are no material commitments for capital expenditures, except for the management of its own business affairs.

                        (iv)    There are no known trends, events or
                                uncertainties that have or that are reasonably expected to have a material impact on the revenues from operations.

                        (v) Income from the Company's investment in MCMLLC for the year 1998 of $455,538 versus a loss in the year 1999 of $7,187 was due to a one-time gain by the Company in it's investment in MCMLLC due to MCMLLC's sale of a significant portion of its assets in 1998. There were no such sales in 1999.

                        (vi) The increase in general and administrative expenses to $95,545 for the year 1999 versus $35,325 in 1998 was due to the increase in consulting and management fees of $79,567 paid in 1999 versus $12,500 in 1998. The cause of the net loss in the year 1999 of $71,459 versus net income in 1998 of $429,951 was due to the one-time income derived from the Company's investment in MCMLLC under the Company's structured reorganization. (See Note 3 of the Financial Statements).

                        (vii)   None.

                   (2)  Not applicable.

ITEM 3. DESCRIPTION OF PROPERTY.

        (a) The Company owns the mineral rights to 8,210 acres of real property located in the County of Pend Oreille, State of Washington. The real property to which the mineral rights are attached consists of 5,798 acres of fee simple property, 487 acres of patented lode mining claims, and 1,925 acres of unpatented lode mining claims. The unpatented mining claims owned by the Company are subject to the paramount title of the United States of America. All of the mineral rights are leased to Cominco American Incorporated as described in Part I, Item 1(a) above.

                The Company rents office facilities at 6599 Prichard Creek Road, Murray, Idaho 83874.



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

        (b)     Investment Policies.

                (1)     Not applicable.

                (2)     Not applicable.

                (3)     Not applicable.

        (c)     Description of Real Estate and Operating Data.

                (1)     Not applicable.

                (2)     Not applicable.

                (3) The Company rents its office facilities pursuant to an Office Service Agreement, dated June 1, 1998, as amended on July 1, 1999, between Murrayville Land Company LLC and the Company. The term of the agreement is month-to-month, for $200.00 per month, plus its share of the operating costs of the facility, and other expenses.

                (4)     Not applicable.

                (5)     Not applicable.

                (6) In the opinion of management, the Company's properties are adequately covered by insurance.

                (7)     Not applicable.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        (a)     Security Ownership of Certain Beneficial Owners.

    ----------------------------------------------------------------------------
          (1)                (2)                    (3)              (4)
    TITLE OF CLASS         NAME AND             AMOUNT AND    PERCENT OF CLASS
                          ADDRESS OF            NATURE OF
                          BENEFICIAL            BENEFICIAL
                            OWNER                 OWNER
    ----------------------------------------------------------------------------
        Common         Metaline Contact         11,236,643          79.89%
                      Contact Mines  LLC       Direct Owner
                         P.O. Box 387
                      Murray, ID 83874(1)

        Common         Nor-Pac Limited           1,500,000          10.66%
                           Company             Direct Owner
                        P.O. Box 412
                      Murray, ID  83874

    ----------------------------------------------------------------------------
        Note 1: Metaline Contact Mines LLC is 99.994% owned by Nor-Pac Limited Company.

        (b)     Security Ownership of Management.

    ----------------------------------------------------------------------------
          (1)                (2)                    (3)              (4)
    TITLE OF CLASS         NAME AND             AMOUNT AND    PERCENT OF CLASS
                          ADDRESS OF            NATURE OF
                          BENEFICIAL            BENEFICIAL
                            OWNER                 OWNER
    ----------------------------------------------------------------------------
        Common        Richard L. Howell          3,184,161          22.64%
                         P.O. Box 472         Indirect Owner
                    Lewiston, ID 83501(1)

        Common          Ed Pommerening           3,184,161          22.64%
                         P.O. Box 369         Indirect Owner
                    Pinehurst, ID 83850(2)

                       John W. Beasley           1,592,081          11.32%
                         P.O. Box 387         Indirect Owner
                      Murray, ID 83874(3)

        Common       Directors & Executive       6,368,322          56.60%
                      Officers, as a group    Indirect Owner

    ----------------------------------------------------------------------------
        Note 1: Richard L. Howell is the Trustee of the R.L. and M.D. Howell Trust, the owner of a 25% equity membership interest in Nor-Pac Limited Company.

        Note 2: Ed Pommerening is the President and Manager of Riverview Timber Services LLC, the owner of a 25% equity membership interest in Nor-Pac Limited Company.

        Note 3: John W. Beasley is the President and Manager of J.W. Beasley Interests LLC, a limited partner (as to 50%) of G.G.J.B. & K.G.P.B. Holdings Limited Partnership (hereinafter referred to as "GGJB"). GGJB is the owner of a 25% equity membership interest in Nor-Pac Limited Company.

        (c)     Changes in Control.

                None.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, AND PROMOTERS AND CONTROL PERSONS.

        (a)     Identify directors and executive officers.

                (1) Richard L. Howell, age 65; John W. Beasley, age 55; Ed Pommereing, age 52.

                (2) Richard L. Howell, President and Director; John W. Beasley, Secretary and Director; Ed Pommerening, Director.

                (3) All of the individuals named in Part I, Item 5(a)(1) and 5(a)(2) above have held their respective positions since June 1, 1998.

                (4) Richard L. Howell. Mr. Howell has been the President and a director of the Company since 1998. From 1978 to 1995, Mr. Howell was the Personal Representative of the Estate of Nelson R. Howard and Trustee of the Testamentary Trust created under the Will of Nelson R. Howard. Mr. Howell is currently the President and Director of Two Rivers International Inc., a director of Paymaster Resources Incorporated, and the President and member of the Board of Governors of Mission Mountain Interests Ltd. Co., Trinidad LLC, Nor-Pac Limited Company, L-7 Land & Cattle Co. LLC, Bitterroot Holdings LLC, and Murrayville Land Company LLC.

                        John W. Beasley. Mr. Beasley has been the Secretary and a director of the Company since 1998. He holds a Bachelor of Science degree in Agricultural Economics from the University of California at Berkeley. From 1967 to 1975, Mr. Beasley played professional football for the Minnesota Vikings (including Super Bowl IV) and New Orleans Saints. From 1976 to 1982, he held numerous management positions with the Gulf Consolidated Services organization, including Vice President - Eastern Hemisphere in London, England. From 1992 to present, Mr. Beasley has been President and Manager of J.W. Beasley Interests LLC, and is currently the President and a director of Paymaster Resources Incorporated, Secretary and a member of the Board of Governors of Mission Mountain Interests Ltd. Co., Nor-Pac Limited Company, Murrayville Land Company, Prichard Creek Resource Partners LLC, Bitterroot Holdings LLC, and East-of-Idaho LLC.

                        Ed Pommerening. Mr. Pommerening has been a director of the Company since 1998. He holds a Bachelor of Science degree in Forestry from the University of Idaho. From 1974 to 1982, Mr. Pommerening was the Forester for The Bunker Hill Company, and from 1982 to 1991 for the Bunker Limited Partnership. From 1991 through 1993, Mr. Pommerening was the Forester for Pintlar Corp. From 1993 to the present, Mr. Pommerening has been the President and Manager of Riverview Timber Services LLC, and is currently the Secretary and a director of Paymaster Resources Incorporated, and a member of the Board of Governors of Nor-Pac Limited Company, and Bitterroot Holdings LLC.

                (5)     None.

        (b)     Identify Significant Employees.

                None.

        (c)     Family Relationships.

                None.

        (d)     Involvement in Certain Legal Proceedings.

                (1)     None.

                (2)     None.

                (3)     None.

                (4)     None.

ITEM 6. EXECUTIVE COMPENSATION.

        (a)     General.

                (1)     None.

                (2)     None.

        (b)     Summary Compensation Table.

                Not applicable.

        (c)     Option/SAR Grants Table.

                Not applicable.

        (d) Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table.

                Not applicable.

        (e)     Long-Term Incentive Plan ("LTIP") Awards Table.

                Not applicable.

        (f)     Compensation of Directors.

                1. Directors of the Company receive $175.00 for each regularly scheduled meeting of directors, and $350.00 for each specially scheduled meeting, plus normal out-of-pocket expenses incurred to attend said meetings.

                2.      None.

        (g) Employment Contracts and Termination of Employment and Change-in-Control Arrangements.

                None.

        (h)     Reporting On Repricing of Options/SAR's.

                Not applicable.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        (a) On June 1, 1998, the Company entered into an Agreement for Management and Consulting Services with Nor-Pac Limited Company (hereinafter referred to as the "Management Agreement"), which Management Agreement was amended by First Amendment to the Agreement for Management and Consulting Services, dated January 1, 1999. Under the terms of the Management Agreement Nor-Pac Limited Company (hereinafter referred to as "Nor-Pac") provides the Company with certain management and consulting services, and Nor-Pac is entitled to receive Five Hundred Thousand (500,000) shares of the Company's authorized, but unissued, common stock in the second half of 1998, Two Hundred Fifty Thousand (250,000) shares quarterly in 1999, and Ten Thousand Dollars ($10,000.00) per month thereafter commencing on January

                1, 2000. In the event in 1999 the Company's common stock becomes publicly traded on NASDAQ's Over-the-Counter Electronic Bulletin Board (OTCBB), Nor-Pac shall receive as additional compensation Five Hundred Thousand (500,000) shares of common stock and One Million (1,000,000) shares if the Company's common stock become listed on NASDAQ.

                Nor-Pac is Seventy Five Percent (75%) owned by entities that are owned, directly or indirectly, in whole or in part, by Richard
                L. Howell, John W. Beasley and Ed Pommerening, directors of the Company. By virtue of their respective interests in these entities, Richard L. Howell, John W. Beasley and Ed Pommerening may be deemed to have an indirect material interest in the transaction.

                On June 1, 1998, the Company entered into an Office Services Agreement with Murrayville Land Company LLC (the "Office Agreement"), which Office Agreement was amended on July 1, 1999. Under the terms of the Office Agreement, Murrayville provides the Company with office facilities and the use of office equipment on a monthly basis for $200 per month, plus its proportionate share of office overhead.

                Murrayville Land Company LLC is 66.66% owned by entities that are owned by Richard L. Howell and John W. Beasley, officers and directors of the Company. By virtue of their respective interests in these entities, Richard L. Howell and John W. Beasley may be deemed to have an indirect material interest in the transaction.

        (b)     Not applicable.

        (c) Metaline Contact Mines LLC ("MCMLLC"), a Delaware limited liability company, owns 79.89% of the outstanding shares of the Company. The Company is the Managing Member of MCMLLC.

        (d)     Transactions With Promoters.

                (1)     None.

                (2)     None.

ITEM 8. DESCRIPTION OF SECURITIES.

        (a)     Common Stock.

                (1) The Company is authorized to issue 20,000,000 shares of Common Stock, par value $0.05 per share. The Company presently has 14,064,300 shares of Common Stock issued and outstanding, which are held by 303 shareholders.

                        All shares of Common Stock have equal voting rights, and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of Directors is not permitted. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully paid and non-assessable. Holders of the Common Stock are entitled to a pro-rata share in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

                (2)     Not applicable.

                (3)     None.

                (4)     None.

        (b)     Debt Securities.

                (1)     Not applicable.

                (2)     Not applicable.

                (3)     Not applicable.

                (4)     Not applicable.

        (c)     Other Securities To Be Registered.

                None.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

        (a)     Market Information.

                (1) On June 4, 1999, the Company's common stock was approved for trading on the National Quotation Bureau's "Pink Sheets".

                        (i)     Not applicable.

                        (ii) The range of high and low bid information for the last four quarters is as follows:

                                                      High            Low
                                                      -----         -------
                                2nd Quarter, 1999:    $0.25         $0.0625
                                3rd Quarter, 1999:    $0.25         $0.0625
                                4th Quarter, 1999:    $0.25         $0.0625

                                1st Quarter, 2000:    $0.25         $0.0625


                                Quotations were supplied by J. Alexander
                                Securities Inc., Los Angeles, California, and, commencing in the first quarter of 2000, by Olson Paine, Spokane, Washington. Quoted prices are inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

               (2)      (i)     Management approved the reservation of 2,000,000
                                shares of the Company's common stock for options pursuant to the 1999 Stock Option Plan (the
                                "Stock Option Plan"). On November 15, 1999, the
                                Company held a Special Meeting of Shareholders, who approved the Stock Option Plan. On November
                                16, 1999, the Company issued options to its three (3) directors and an independent consultant totaling One Million (1,000,000) shares.

                        (ii)    450,000 shares.

                        (iii)   None.

        (b)     Holders.

                There are 303 shareholders of the Company's common stock.

        (c)     Dividends.

                The Company has issued no dividends to date and there are no immediate plans to issue dividends this year or in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

        (a) Neither the Company, its directors, officers or affiliates, or owners of record or beneficially of more than 5% of any class of voting securities, is a party to any pending legal proceedings, nor do any of the above named parties expect to be a party to any future legal proceedings.

        (b) The Company is not aware of any governmental authority that is contemplating legal proceedings against the Company, its mineral rights or properties.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        (a) There have been no changes in or disagreements with accountants on accounting and financial disclosure of the Company during the Company's two most recent fiscal years.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

        a. On October 26, 1998, the Company issued Two Hundred Fifty Thousand (250,000) shares of its authorized, but unissued, common stock to Nor-Pac Limited Company, an Idaho limited liability company ("Nor-Pac"), pursuant to the terms of the Management Agreement described in Part I, Item 7(a) above..

                On January 29, 1999, the Company issued Two Hundred Fifty Thousand (250,000) shares of its authorized, but unissued, common stock to Nor-Pac, pursuant to the terms of the Management Agreement described in Part I, Item 7(a) above.

                On February 18, 1999, the Company issued Two Hundred Fifty Thousand (250,000) shares of its authorized, but unissued, common stock to Nor-Pac, pursuant to the terms of the Management Agreement described in Part I, Item 7(a) above.

                On July 15, 1999, the Company issued Two Hundred Fifty Thousand (250,000) shares of its authorized, but unissued, common stock to Nor-Pac, pursuant to the terms of the Management Agreement described in Part I, Item 7(a) above.

                On January 18, 2000, the Company issued Five Hundred Thousand (500,000) shares of its authorized, but unissued, common stock to Nor-Pac, pursuant to the terms of the Management Agreement described in Part I, Item 7(a) above.

        (b) There are no underwriters or public offering of the shares mentioned above. The shares were issued to a related party pursuant to the terms of the Agreement for Management and Consulting Services described in Part I, Item 7(a) above.

        (c) The shares were issued for other than cash. The consideration received by the Company was the management and consulting services provided pursuant to the terms of the Agreement for Management and Consulting Services mentioned in Part I, Item 7(a) above.

        (d)     Section 4(2) of the Securities Act of 1933, as amended.

        (e)     Not applicable.

        (f)     Not applicable.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Amended By-Laws of the Company indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them, which may be incurred in any legal action brought against any or all of them while serving as an officer and/or director of the Company, so long as such action(s) or refusal to take action(s) by any or all of them was not willful, grossly negligent, fraudulent, or with criminal intent

                                    PART F/S

ITEM 1. FINANCIAL STATEMENTS.

        The audited financial statements of the Company and related notes which are included in this registration statement have been examined by Williams & Webster, P.A., Certified Public Accountants, and have been included in reliance upon the opinion of such accountants given their authority as a expert in auditing and accounting.

================================================================================











                             METALINE CONTACT MINES

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998














                            Williams & Webster, P.S.
                          Certified Public Accountants
                        Bank of America Financial Center
                          601 W. Riverside, Suite 1940
                                Spokane, WA 99201









================================================================================

                             METALINE CONTACT MINES


                                TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT                                                    1

FINANCIAL STATEMENTS

         Balance Sheets                                                         2
         Statements of Operations                                               3
         Statement of Changes in Stockholders' Equity                           4
         Statements of Cash Flows                                               5

NOTES TO FINANCIAL STATEMENTS                                                   6

[WILLIAMS & WEBSTER, P.S. LETTERHEAD]

The Board of Directors
Metaline Contact Mines
Murray, Idaho


                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of Metaline Contact Mines as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metaline Contact Mines at December 31, 1999 and 1998, and the results of its operations, stockholders' equity, and cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ WILLIAMS & WEBSTER, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

March 29, 2000

                             METALINE CONTACT MINES
                                 BALANCE SHEETS


                                                                          December 31,    December 31,
                                                                             1999            1998
                                                                           ---------       ---------
ASSETS

     CURRENT ASSETS
         Cash and cash equivalents                                         $ 321,228       $ 407,347
         Federal tax deposit                                                   1,500              --
                                                                           ---------       ---------

                                      TOTAL CURRENT ASSETS                   322,728         407,347
                                                                           ---------       ---------

     OTHER ASSETS
         Receivables from related parties                                    226,768         129,413
         Investment in LLC                                                    38,253          45,440
                                                                           ---------       ---------

                                      TOTAL OTHER ASSETS                     265,021         174,853
                                                                           ---------       ---------

     TOTAL ASSETS                                                          $ 587,749       $ 582,200
                                                                           =========       =========


LIABILITIES AND STOCKHOLDERS' EQUITY

     CURRENT LIABILITIES                                                   $  25,876       $      --
                                                                           ---------       ---------

                                      TOTAL CURRENT LIABILITIES               25,876              --
                                                                           ---------       ---------

     COMMITMENTS AND CONTINGENCIES                                                --              --
                                                                           ---------       ---------

     STOCKHOLDERS' EQUITY
         Common stock, $0.05 par value; 20,000,000 shares authorized,
             13,564,300 and 12,814,300 shares issued and outstanding         678,222         640,722
         Additional paid-in capital                                          302,165         302,165
         Stock options                                                        13,632              --
         Accumulated deficit                                                (432,146)       (360,687)
                                                                           ---------       ---------

                                      TOTAL STOCKHOLDERS' EQUITY             561,873         582,200
                                                                           ---------       ---------


     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $ 587,749       $ 582,200
                                                                           =========       =========




   The accompanying notes are an integral part of these financial statements.

                             METALINE CONTACT MINES
                            STATEMENTS OF OPERATIONS

                                                Year Ended         Year Ended
                                                December 31,       December 31,
                                                   1999               1998
                                               ------------       ------------
REVENUES

     Royalty income                            $     12,000       $      9,008
                                               ------------       ------------


GENERAL AND ADMINISTRATIVE EXPENSES

     Consulting and management fees                  79,567             12,500
     Accounting and legal fees                        8,728             18,166
     Transfer agent fees                                957              1,169
     Repairs and maintenance                             --              1,082
     Rent                                             2,075              1,050
     Office                                           2,260                703
     Utilities                                          135                372
     Travel and meals                                   744                137
     Taxes and licenses                                  79                 86
     Insurance                                           --                 60
                                               ------------       ------------
        Total Expenses                               94,545             35,325
                                               ------------       ------------

OPERATING INCOME (LOSS)                             (82,545)           (26,317)
                                               ------------       ------------

OTHER INCOME

     Interest income                                  2,355                730
     Dividend income                                 15,918                 --
     Income (Loss) from investment in LLC            (7,187)           455,538
                                               ------------       ------------
       Total Other Income                            11,086            456,268
                                               ------------       ------------

NET INCOME (LOSS) BEFORE TAXES                      (71,459)           429,951

INCOME TAX EXPENSE                                       --                 --
                                               ------------       ------------

NET INCOME (LOSS)                              $    (71,459)      $    429,951
                                               ============       ============

NET INCOME (LOSS) PER COMMON SHARE             $      (0.01)      $       0.03
                                               ============       ============

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING                     13,378,684         12,626,800
                                               ============       ============



   The accompanying notes are an integral part of these financial statements.

                             METALINE CONTACT MINES
                        STATEMENT OF SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999



                                                   Number of                                                          Total
                                                    Common       Common      Paid-in    Accumulated      Stock     Stockholders'
                                                 Stock Shares    Stock       Capital      Deficit       Options       Equity
                                                  ----------   ----------   ----------   ----------    ----------   ----------

BALANCE, AT DECEMBER 31, 1997                     12,564,300   $  628,222   $  302,165   $ (790,638)   $       --   $  139,749

      Issuance of stock at September 30, 1998
      in payment of consulting fees at               250,000       12,500           --           --            --       12,500
      $0.05 per share

      Net income for the year ended
      December 31, 1998                                   --           --           --      429,951            --      429,951
                                                  ----------   ----------   ----------   ----------    ----------   ----------


BALANCE, AT DECEMBER 31, 1998                     12,814,300      640,722      302,165     (360,687)           --      582,200

      Issuances of stock for consulting fees at
      $0.05 per share                                750,000       37,500           --           --            --       37,500

      Stock options granted November 16, 1999             --           --           --           --        13,632       13,632

      Net loss for the year ended                         --           --           --      (71,459)           --      (71,459)
      December 31, 1999
                                                  ----------   ----------   ----------   ----------    ----------   ----------

BALANCE AT DECEMBER 31, 1999                      13,564,300   $  678,222   $  302,165   $ (432,146)   $   13,632   $  561,873
                                                  ==========   ==========   ==========   ==========    ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                             METALINE CONTACT MINES
                             STATEMENTS OF CASH FLOW


                                                                      Year Ended      Year Ended
                                                                      December 31,    December 31,
                                                                          1999            1998
                                                                       ---------       ---------

CASH FLOWS FROM OPERATING ACTIVITIES
      Net income (loss)                                                $ (71,459)      $ 429,951
      Adjustments to reconcile net income (loss) to net cash
          provided (used) by operating activities:
      Changes in assets and liabilities:
           Increase in account receivable                                (97,355)        (96,358)
           Decrease in investment in LLC                                   7,187              --
           Increase in accounts payable                                   25,876              --
           Decrease (increase) in other assets                            (1,500)         52,613
      Payment of expenses from stock options granted                      13,632              --
      Payment of expenses from issuance of stock                          37,500          12,500
                                                                       ---------       ---------
                 Net cash provided (used) by operating activities        (86,119)        398,706
                                                                       ---------       ---------

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES                                   --              --
                                                                       ---------       ---------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                                   --              --
                                                                       ---------       ---------

      Net increase (decrease) in cash and cash equivalents               (86,119)        398,706

Cash and cash equivalents beginning of year                              407,347           8,641
                                                                       ---------       ---------

Cash and cash equivalents for end of year                              $ 321,228       $ 407,347
                                                                       =========       =========

Supplemental cash flow disclosures:

      Income taxes paid                                                $      --       $      --
      Interest paid                                                    $      --       $      --

NON-CASH TRANSACTIONS
      Stock issued in payment of consulting and other expenses         $  37,500       $  12,500
      Payment of expenses from stock options granted                   $  13,632              --



   The accompanying notes are an integral part of these financial statements.

METALINE CONTACT MINES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Metaline Contact Mines (hereinafter "Metaline") was incorporated in November of 1928 under the laws of the State of Washington for the purpose of engaging in mining and the buying and selling of ores, metals, and minerals.

The Company was reorganized and recapitalized in 1960 and its articles of incorporation were amended to expand its business purposes to include various additional business activities. Metaline has continued its operations since its formation and has historically acquired land, mineral rights, patented lode mining claims, and timber.

In the last quarter of 1996, Metaline transferred substantially all of its assets to a limited liability company. See Note 3 and Note 8.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Earnings Per Share

Earnings per share was computed by dividing the net income (loss) by the weighted average number of shares outstanding during the year. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time they were outstanding.

Impaired Asset Policy

The Company evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.

METALINE CONTACT MINES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Mineral Properties

Costs of acquiring, exploring, and developing mineral properties are capitalized by project area. Costs to maintain the mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units-of-production method on the basis of periodic estimates of ore reserves. Mineral properties are periodically assessed for impairment of value and any losses are charged to operations at the time of impairment.

Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold.

Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area. See Note 4.

Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates.


NOTE 3 - INVESTMENTS IN LLC

On October 30, 1996, Metaline formed a Delaware limited liability company, Metaline Contact Mines, LLC (hereinafter "The LLC"), and transferred substantially all of its assets (primarily real property surface rights and timber) to The LLC. In the remaining months of 1996, the majority of Metaline's shareholders transferred their stock in Metaline to The LLC in exchange for non-managing member interests in The LLC. The process of conveying stock in exchange for LLC interests was part of a structured transaction which allowed Metaline's primary owners to transfer equity out of a corporation and into another entity, prior to the entity's eventual disposition. At the conclusion of this share exchange, The LLC owned 93 percent of the outstanding stock of Metaline. Both before and after the share exchange, Metaline was the managing member of The LLC. See Note 5 and Note 9.

METALINE CONTACT MINES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


NOTE 3 - INVESTMENTS IN LLC (CONTINUED)

When Metaline formed the aforementioned LLC (as The LLC's only owner), it transferred assets to The LLC and recorded its investment in The LLC at $674,834, the net book value of the assets transferred. At the end of 1996, when Metaline's former shareholders had acquired 93 percent of The LLC, Metaline recorded a loss of $627,596 to reflect its decreased (from 100 percent to seven percent) investment in The LLC.

In 1998, the majority of the Company's interest in The LLC was expensed in connection with the sale of the majority of The LLC's assets. See Note 5.

In 1999, a net loss in The LLC resulted in a decreased value of the Company's interest to $38,382.


NOTE 4 - MINERAL PROPERTIES

In 1996, Metaline transferred timber and real property surface rights to The LLC (see Note 3) but retained underground mineral rights to the transferred real property and its mining claims, located in Pend Oreille County in Washington State. The timber and real property surface rights were deemed by management to have a value equal to their recorded cost and this cost was transferred to The LLC. The related mineral rights are carried at no cost on Metaline's books.

In 1997, Metaline and The LLC jointly leased certain Pend Oreille County real estate and all of its mineral rights to a major mining company. See Note 6.


NOTE 5 - RELATED PARTIES

During 1996, $33,055 was advanced to The LLC for operating expenditures. At December 31, 1998, the remaining balance was $24,055. These funds are recorded on Metaline's books as part of a non-current, related party receivable.

During 1998, The LLC sold property for a net gain of $5,958,762. Metaline's share of this gain was $507,858. The Company recorded a non-current, related party receivable of $105,470 for the balance of the distribution which is expected to be received in 2000.

In June 1998, Metaline executed an agreement with Nor-Pac Limited Company wherein, for providing management and consulting services to Metaline, Nor-Pac was entitled to receive 500,000 shares of Metaline common stock in the second half of 1998, 250,000 shares of Metaline common stock quarterly in 1999 and $10,000 per month thereafter commencing on January 1, 2000. In the event that Metaline's common stock becomes publicly trading on NASDAQ or equivalent stock exchange, Nor-Pac shall receive as additional compensation

METALINE CONTACT MINES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


NOTE 5 - RELATED PARTIES (CONTINUED)

1,000,000 shares of common stock (if public trading commences in 1999). In September 1998, Metaline issued 250,000 shares of common stock to Nor-Pac and also issued another 250,000 shares in January 1999.

Throughout 1999, two additional stock issuances to Nor-Pac occurred totaling 500,000 shares in payment of consulting fees for the first and second quarter of 1999. Consulting fees for the third and fourth quarter of 1999 have been accrued and it is expected that shares will be issued in the year 2000 in full payment of the services.

On September 20, 1999, the Company's Board of Directors approved a $95,000 loan to Nor-Pac at an annual interest rate of 8.25%. The uncollateralized, short-term instrument is due, in full, on September 20, 2000.

For additional information on related parties, see Notes 3, 6 and 9.


NOTE 6 - MINING LEASE WITH PURCHASE OPTION

On September 1, 1997, Metaline and The LLC acting jointly as lessors, executed an agreement with Cominco American Incorporated (hereinafter "Cominco") wherein Cominco received the right to explore, develop, and mine Metaline's underground mineral rights in Pend Oreille County, Washington for a period of twenty years with an option renewal period of the same length. Under this lease agreement, Cominco obligates itself to pay the lessors $3,000 per quarter for the first five years of the lease with ascending quarterly increments at each successive five year interval.

The aforementioned quarterly disbursements are characterized by the lease as "advance royalty payments" which may be fully offset against a three-percent production royalty retained by the lessors.

The lease agreement, while providing that Cominco must expend $125,000 in exploration work within the first five years of the lease, also gives Cominco the option to purchase 200 surface acres of the leased property for fair market value during the lease term.

From the inception of the lease through December 31, 1999, Metaline has received $27,016 in payments from Cominco.

METALINE CONTACT MINES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


NOTE 7 - INCOME TAXES

The Company has available at December 31, 1998 and 1999 unused operating loss carryforwards that may be applied against future taxable income and that expire as follows:

                             12-31-2018            $  244,581
                             12-31-2019            $   52,925

No deferred tax benefit has been reported in the financial statements, as the Company believes there is a significant chance that the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.


NOTE 8 - COMMITMENTS AND CONTINGENCIES

All earnings from The LLC in 1997 and 1996 were attributed by The LLC's principal owners to Metaline. Accordingly, Metaline reported these earnings as its own taxable income (on both Metaline's and The LLC's federal income tax returns) although Metaline retained only a 6.9861 percent interest in The LLC from the end of 1996 to December 31, 1998. For calendar 1998 and 1999, Metaline will report only its pro rata share (6.9861%) of taxable income from The LLC, with other LLC members reporting their respective share of LLC taxable income.

The LLC has agreed, in writing, to indemnify Metaline for any prior year income distributions requested by other LLC members. As of December 31, 1999, no cash or property distributions were made by the LLC to its members for indemnification purposes. In view of the ownership changes in The LLC, future distributions are expected to be made by The LLC to its members as determined from time to time by Metaline, its managing member. See Note 9 regarding a change in LLC ownership and see Note 5 regarding related party commitment.


NOTE 9 - CHANGE IN LLC OWNERSHIP

On June 1, 1998, Nor-Pac Limited Company purchased control of Metaline from its three principal owners at the time (Bunker Limited Partnership, Hecla Mining Company, and Metaline Mining & Leasing Company) by acquiring these entities' interests in Metaline Contact Mines LLC. See Note 1 and Note 5.

METALINE CONTACT MINES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


NOTE 10 - STOCK OPTIONS

Metaline adopted a stock option plan on November 16, 1999. Under the plan, the Company may grant options for up to 2,000,000 shares of common stock at an initial exercise price of $0.125. The options may be exercised until November 16, 2009, at which time they expire.

Following is a summary of the status of fixed options outstanding at December 31, 1999:


                                                  Weighted
                                                  Average
                                    Number of     Exercise
                                      Shares       Price
                                    ---------      ------

Outstanding, January 1, 1999               --      $   --
   Granted                          1,000,000       0.125
   Exercised                               --          --
   Forfeited                               --          --
   Expired                                 --          --
                                    ---------      ------

Outstanding, December 31, 1999      1,000,000      $0.125
                                    =========      ======

Exercisable, December 31, 1999      1,000,000      $0.125
                                    =========      ======


NOTE 11 - SUBSEQUENT EVENTS

Subsequent to December 31, 1999, the following event occurred:

On March 1, 2000, a payment of $25,000 was received from Metaline Contact Mines LLC, which will be applied to the account receivable from related parties. See
Note 5.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

        Exhibit Number       Title                                              Page
        --------------       -----                                              ----
        3(i)                 Articles of Incorporation                           30
        3(ii)                By-Laws                                             45
        10(i)                Mining Lease With Purchase Option                   57
        10(ii)(A)            Agreement for Management and Consulting Services    97


                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED this the 14th day of July, 2000.      "Registrant"

                                            METALINE CONTACT MINES


                                            By: /s/ JOHN W. BEASLEY
                                               ---------------------------------
                                                John W. Beasley
                                                Secretary


ITEM 2. DESCRIPTION OF EXHIBITS.

        3(i)        A complete copy of the Company's Articles of Incorporation, as amended.

        3(ii)       A complete copy of the Company's By-Laws, as amended.

        10(i)       A complete copy of the Mining Lease With Purchase Option.

        10(ii)(A)   A complete copy of the Agreement for Management and Consulting
                    Services, as amended.